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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SMARTFLEX SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                            SMARTFLEX SYSTEMS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $.0025 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   83169K108
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. HEALEY
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                             CHAIRMAN OF THE BOARD
                             14312 FRANKLIN AVENUE
                            TUSTIN, CALIFORNIA 92781
                                 (714) 838-8737
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                              NICK E. YOCCA, ESQ.
                       STRADLING, YOCCA, CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The subject company is Smartflex Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 14312 Franklin Avenue, Tustin California 92781. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, $.0025 par value (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer (the "Offer") made by SSI Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation ("Parent"), to purchase all of the outstanding Shares at $10.50 per Share (the "Merger Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), a copy of which is filed as Exhibit 1 to this Schedule 14D-9. The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of July 6, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. The principal executive offices of Purchaser and Parent are located at 255 Rex Boulevard, Auburn Hills, Michigan 48326.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and officers are described on pages 5 through 20 of the Company's Proxy Statement dated April 12, 1999 relating to its Annual Meeting of Stockholders held on May 19, 1999 (the "Proxy Statement") under the headings "Employment Contracts and Termination of Employment and Change-in-Control Arrangement," "Approval of Amendment of 1995 Equity Incentive Plan" and "Approval of Amendment of 1995 Employee Stock Purchase Plan." A copy of such portions of the Proxy Statement is filed as
Exhibit 3 hereto.

     Under the Company's 1993 Equity Incentive Plan, 1994 Equity Incentive Plan, 1995 Equity Incentive Plan and 1998 Acquisition Nonstatutory Stock Option Plan (the "Stock Option Plans"), as of July 6, 1999, executive officers and directors of the Company held outstanding options to purchase an aggregate of 474,000 Shares at a weighted average exercise price of $9.0647 per share. Of these, options to purchase an aggregate of 216,255 Shares were vested. Pursuant to the terms of the Merger Agreement, each outstanding option granted under the Stock Option Plans or otherwise will be cancelled at the Effective Time (as defined in the Merger Agreement) and each holder of a cancelled option will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option. Directors and executive officers of the Company, will as a result, be entitled to receive in the Merger, an aggregate of $680,332.20 based on the number of options held by them as of July 6, 1999.

     The Company's 1993 Equity Incentive Plan (the "1993 Plan") provides for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1993 Plan allows for the issuance of up to 280,000 Shares upon the exercise of options and other stock-based awards issued under the 1993 Plan. Effective upon consummation of the Company's initial public offering, the Company ceased granting options and issuing other stock-based awards under the 1993 Plan. As of July 6, 1999, options to purchase an aggregate of 144,000 Shares, net of cancellations, were granted under the 1993 Plan, 54,425 of which were then exercisable.

     The Company's 1994 Equity Incentive Plan (the "1994 Plan") provides for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1994

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Plan allows for the issuance of up to 100,000 Shares upon the exercise of options and other stock-based awards issued under the 1994 Plan. Effective upon consummation of the Company's initial public offering, the Company ceased granting options and issuing other stock-based awards under the 1994 Plan. As of July 6, 1999, options to purchase an aggregate of 57,200 Shares, net of cancellations, were granted under the 1994 Plan, none of which were then exercisable.

     The purpose of the Company's 1998 Acquisition Nonstatutory Stock Option Plan (the "Acquisition Plan") is to attract and retain key employees of the companies acquired by the Company and its wholly-owned subsidiaries. An aggregate of 200,000 Shares has been reserved for issuance under the Acquisition Plan. As of July 6, 1999, options to purchase an aggregate of 176,500 Shares, net of cancellations, were granted under the Acquisition Plan, all of which were then exercisable.

     (2) On July 6, 1999, the Purchaser and the Parent entered into Stock Tender and Voting Agreements (the "Stockholder Agreements") with each of the Company's directors and executive officers (each, a "Stockholder Party"), copies of which are filed as Exhibits 4-14 hereto and are incorporated herein by this reference. The following is a summary of certain provisions of the Stockholder Agreements.

     Agreement to Tender. Pursuant to the Stockholder Agreements, each Stockholder Party will tender all Shares beneficially owned by it pursuant to the Offer within 10 business days of commencement of the Offer.

     Voting and Irrevocable Proxy. Pursuant to the Stockholder Agreements, each Stockholder Party will (i) vote all Shares beneficially owned by it in favor of the Merger, (ii) vote all Shares beneficially owned by it against any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement, (iii) vote all Shares beneficially owned by it against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, and (iv) without limiting the foregoing, consult with the Parent and vote all Shares beneficially owned by it in such manner as is determined by the Parent to be in compliance with this paragraph. Pursuant to the Stockholder Agreements, each Stockholder Party has delivered to the Parent contemporaneously with the execution of the Stockholder Agreement an Irrevocable Proxy pursuant to which each Stockholder Party irrevocably appoints and constitutes Wallace K. Tsuha, Jr., Jereen G. Trudell and the Parent to exercise the proxy to vote the Shares in the foregoing manner at any time until the earlier to occur of the valid termination of the Merger Agreement or the Effective Time.

     Termination. The Stockholder Agreements provide that they will terminate on the earliest to occur of (a) the date on which the Purchaser accepts for payment the Shares tendered in the Offer, so long as the Shares are so tendered and not withdrawn, (b) the Effective Time and (c) the date of the termination of the Merger Agreement in accordance with its terms. The Purchaser shall not purchase the Shares subject to the Stockholder Agreements pursuant to the Offer unless the Purchaser purchases pursuant to the Offer that number of Shares such that the Minimum Condition (as defined below in the summary of the Merger Agreement, under the heading the "Offer") is satisfied.

     Certain Covenants of Stockholder Party. Pursuant to the Stockholder Agreements, each Stockholder Party agrees not to: (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares; (b) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) directly or indirectly through any agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (other than the Parent or the Purchaser) relating to any Competing Transaction (as defined in the Merger Agreement), or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Parent and the Purchaser) to do or seek any of the foregoing. Pursuant to the Stockholder Agreements, each Stockholder Party has agreed to cease and cause to be terminated any existing activities, discussions or negotiations by or on its behalf with any person (other than the Parent and the Purchaser) conducted prior to entering into such agreement with respect to any Competing Transaction and agreed to promptly notify the Parent following receipt of any request by any
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person (other than the Parent or the Purchaser) relating to any possible
Competing Transaction or information concerning the Company. The Stockholder Agreements provide that the Stockholder Party may, solely in his or her capacity as a member of the Board of Directors of the Company, furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited proposal involving a fully-financed (as represented by such person) Competing Transaction which is made in writing by such person and which, if consummated, would provide consideration per share of Common Stock to the stockholders of the Company in excess of the Offer Price if, and only to the extent that, the Board of Directors of the Company determines in good faith, based upon the written advice of its counsel, that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under the Delaware General Corporate Law ("DGCL").

     (3) The following is a summary of certain provisions of the Merger
Agreement.

     The Offer. The Merger Agreement provides that if none of the events described below under the heading "Certain Conditions of the Offer" shall have occurred or are existing, the Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days after the date thereof. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that at least a majority of the Company's outstanding shares (calculated on a fully diluted basis) be tendered and not withdrawn (the "Minimum Condition") and the other conditions described below under the heading "Certain Conditions of the Offer." Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, no change may be made (i) which decreases the price per Share payable in the Offer or which changes or waives the Minimum Condition, (ii) which changes the form of consideration payable in the Offer, (iii) which, except as set forth in the next succeeding sentence, extends the period that the Offer is outstanding for one or more periods not to exceed 30 days in the aggregate, (iv) which reduces the maximum number of Shares to be purchased in the Offer or (v) which imposes conditions other than those described below under the heading "Certain Conditions of the Offer." The Merger Agreement, however, provides that notwithstanding anything to the contrary contained therein, without the consent of the Company, the Parent and the Purchaser may extend the Offer for one or more periods not to exceed 30 days in the aggregate.

     Certain Conditions of the Offer. Pursuant to the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission") (including Rule 14e-1(c) under the Exchange Act of 1934, as amended (the "Exchange Act") relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") shall not have expired or been terminated prior to the expiration of the Offer, (iii) acceptance for payment and payment for the Shares tendered would result in a violation of any applicable material foreign antitrust or competition law, rule or regulation, or
(iv) at any time on or after the date of the Merger Agreement and prior to the acceptance of such Shares for payment, any of the following conditions exist:

          (a) there shall have been entered any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, which makes illegal or otherwise directly or indirectly restrains or prohibits or makes materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by the Parent, the Purchaser or any other affiliate of the Parent, or the consummation of any other transaction contemplated by the Merger Agreement;

          (b) there shall have occurred any Material Adverse Effect (which is defined in the Merger Agreement as any change or changes, event(s), condition(s), development(s) or effect(s) that adversely affects, or may be reasonably likely to adversely affect, individually or in the aggregate, the business

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     operations, results of operations, properties, condition, financial condition, cash flows, assets or liabilities (including, without limitation, contingent liabilities) of the Company and the value of the Shares, in any case by an amount equal to at least $2,500,000) with respect to the Company;

          (c) (i) the Board of Directors of the Company or any committee thereof
     (x) shall have publicly withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger, the Stockholder Agreements or the Merger Agreement, (y) after the Company's receipt of a proposal involving an acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries (each, a "Subsidiary" and collectively, the "Subsidiaries") or any merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving the Company or any Subsidiary (each, a "Competing Transaction"), shall have failed to reaffirm such approval or recommendation upon request by the Parent within four business days after the Company's receipt of Parent's request or (z) shall have approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, or
     (ii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (d) there shall have been any breach of warranty by the Company in the Merger Agreement as a result of which, individually or in the aggregate, there may reasonably be expected to occur a Material Adverse Effect with respect to the Company;

          (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Agreement;

          (f) the Merger Agreement shall been terminated in accordance with its terms; or

          (g) the Purchaser and the Company shall have agreed (i) that the Purchaser shall terminate the Offer or (ii) that the Purchaser shall postpone the acceptance for payment of or payment for Shares thereunder which, in the sole judgment of the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by the Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and the Parent and may be asserted by the Purchaser or the Parent regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or the Parent in whole or in part at any time and from time to time in their sole discretion. The Merger Agreement provides that the failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Company Action. The Merger Agreement provides that, subject to the conditions thereof, the Company has approved of and consented to the Offer. The Board of Directors of the Company, at a meeting duly called and held on July 6, 1999, has unanimously (i) determined that the Merger Agreement and the Stockholder Agreements, and the Offer and the Merger and the tender of the Shares pursuant to the Stockholder Agreements, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the Stockholders Agreement, and the Offer and the Merger and the tender of the Shares pursuant to the Stockholder Agreements, (iii) taken all action to render the provisions of the Company's stockholder rights plan and of Section 203 of the DGCL inapplicable to the Offer, the Merger and the Stockholder Agreements, and (iv) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the Offer and the Merger.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the Effective Time (as defined in the Merger Agreement), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation, and shall
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continue to be governed by the laws of the State of Delaware. The Merger
Agreement provides that the Parent, the Purchaser and the Company shall use their reasonable best efforts to consummate the Merger as soon as practicable.

     Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by the Purchaser, the Parent or any direct or indirect wholly-owned subsidiary of the Parent or the Company, which will be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto, or Shares that are owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Merger Consideration, payable, without interest, to the holder of such Shares, upon surrender in accordance with the Merger Agreement, of the certificate that formerly evidenced such Shares. In addition, at the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.0025 par value, of the Surviving Corporation.

     The Merger Agreement provides that each outstanding option to purchase Shares granted under the Stock Option Plans or otherwise will be canceled at the Effective Time, and each holder of a canceled option (whether issued pursuant to a Stock Option Plan or otherwise) will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount in cash equal to the product of
(i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option.

     The Merger Agreement provides that the Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, and that the Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation, in each case, until amended in accordance with applicable law. The Merger Agreement also provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     Special Stockholders' Meeting. If immediately after the expiration of the Offer at least a majority of the outstanding shares on a fully-diluted basis have been tendered in the Offer and not withdrawn, unless the Purchaser is able to conduct a "short-form" merger without stockholder approval under the DGCL, then the Purchaser will purchase all Shares tendered pursuant to the Offer and the Company will promptly, in accordance with applicable law and its Certificate of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the Offer and the Merger (the "Special Stockholders' Meeting") and (ii) subject to certain provisions of the Merger Agreement, (a) include in the proxy statement to be prepared in connection with such meeting (the "Merger Proxy Statement") the unanimous recommendation of the Board of Directors of the Company that the stockholders of the Company approve and adopt the Merger Agreement and the Offer and the Merger and (b) use its best efforts to obtain such approval and adoption.

     Merger Proxy Statement. The Merger Agreement provides that, as soon as practicable following the date of consummation of the Offer, the Company will file the Merger Proxy Statement with the Commission under the Exchange Act, unless not required under the applicable "short-form" merger provisions of the DGCL, and the Company will use its best efforts to have the Merger Proxy Statement cleared by the Commission. The parties will cooperate with one another in this endeavor.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company will, and will cause the Subsidiaries and the officers, directors, employees, auditors and other agents of the Company and the Subsidiaries to, afford the officers, employees and agents of the Parent and the Purchaser access at all reasonable times to the officers, employees, agents,
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properties, offices, plants and other facilities, books and records of the
Company and each Subsidiary, will instruct its independent auditors to make available its accountants' work papers to the officers, employees or agents of the Parent and the Purchaser, and will furnish the Parent and the Purchaser with all financial, operating and other data and information as the Parent or the Purchaser, through its officers, employees or agents, may reasonably request. All information obtained by the Parent or the Purchaser pursuant to the above sentence will be kept confidential in accordance with the amended Confidentiality Agreement between the Parent and the Company, a copy of which is filed as Exhibit 15 hereto.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other things, its organization and qualification, the Subsidiaries, capitalization, authority, required filings and consents, compliance with law, financial statements, the absence of certain changes or events concerning the Company or any of the Subsidiaries since December 31, 1998, the absence of litigation, employee benefit plans, labor matters, information in the Tender Offer Statement, the Offer to Purchase and such other documents, together with all supplements and amendments thereto (collectively, the "Offer Documents"), this Schedule 14D-9 and the Merger Proxy Statement, real property matters, intellectual property matters, taxes, environmental matters, material contracts, brokers and counsel, Year 2000 compliance, capitalization and certain other matters. The Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other things, their organization, authority, no conflicts, required filings and consents, financing for the Offer, information in the Offer Documents and the Merger Proxy Statement, and brokers.

     Conduct of Business by the Company. Pursuant to the Merger Agreement, the Company has agreed that, from the date of the Merger Agreement to the Effective Time, unless the Parent shall otherwise agree in writing, the business of the Company and the Subsidiaries will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relationships.

     Pursuant to the Merger Agreement, neither the Company nor any Subsidiary will, from the date of the Merger Agreement to the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Parent: (i) amend its Certificate of Incorporation or Bylaws or equivalent organizational documents; (ii) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (a) any shares of capital stock of any class of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 994,502 Shares issuable pursuant to stock options outstanding, or any rights to purchase Shares under the Company's 1995 Employee Stock Purchase Plan in effect, on the date of the Merger Agreement) or (b) any assets of the Company, any Subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
(v)(1) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) another entity or any assets, (2) incur indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make loans or advances, except in the ordinary course of business consistent with past practice, but in no event shall there be more than $1,000,000 of indebtedness outstanding at one time in addition to the total amount of indebtedness outstanding as of the date of the Merger Agreement, (3) enter into any contract or agreement other than purchases of inventory in the ordinary course of business or contracts or agreements entered into in the ordinary course of business consistent with

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past practice and which require payments by the Company or the Subsidiaries in an aggregate amount of less than $100,000, (4) terminate, cancel or permit any change in, or agree to any change in, any Material Contract (as defined in the Merger Agreement), except in the ordinary course of business consistent with past practice, (5) terminate, cancel or permit any change in, or agree to any change in, any Affiliate Contract, Broker Agreement or Attorney Engagement (as defined in the Merger Agreement), (6) authorize any single capital expenditure which is above specified dollar thresholds, or (7) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subparagraph (v); (vi) increase the compensation of, or grant any severance or termination pay to, directors, officers and employees (except for normal compensation increases consistent with past practice for employees who are not officers); (vii) change accounting policies or practices; (viii) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (ix) pay, discharge or satisfy any claim, liability or obligation; or (x) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

     No Solicitation of Transactions. Pursuant to the Merger Agreement, neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to a Competing Transaction or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Company and each of the Subsidiaries will cease and cause to be terminated any existing activities, discussions or negotiations by or on its behalf with any other person conducted prior to the execution of the Merger Agreement with respect to any Competing Transaction and will promptly notify the Parent following receipt of any request by any person relating to any possible Competing Transaction or information concerning the Company. The Company agreed that it will not disclose any of the terms of the Merger Agreement or the matters referred to therein to any other prospective acquiror of the Company until the Effective Time or earlier if the Merger Agreement is terminated in accordance with its terms, except to the extent such disclosure is required by law or the regulations of Nasdaq. Nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal involving a fully-financed (as represented by such person) Competing Transaction which is made in writing by such person and which, if consummated, would provide consideration per Share to the stockholders of the Company in excess of the Offer Price (a "Superior Proposal"), if, and only to the extent that, the Board of Directors of the Company determines in good faith, based upon the advice of the SG Cowen Securities Corporation and written advice of its counsel, that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under the DGCL.

     Employee Benefits Matters. The Merger Agreement provides that for a period of one year from the Effective Time, the Parent shall, or shall cause the Company or the Surviving Corporation to, maintain the Plans (as defined in the Merger Agreement) (other than the Stock Option Plans, the Company's 1995 Employee Stock Purchase Plan and the Company's 1999 Key Employee's Stock Ownership Plan) which the Company maintains for the benefit of, or which are open to, a majority of the employees of the Company on the terms in effect on the date of the Merger Agreement, or such other plans, arrangements or programs as will provide employees with benefits that in the aggregate are substantially equivalent to those provided under the Plans (other than the Stock Option Plans, the Company's 1995 Employee Stock Purchase Plan and the Company's 1999 Key Employee's Stock Ownership Plan) as in effect on the date of the Merger Agreement. In addition, the Parent shall, or shall cause the Company or the Surviving Corporation to, assume and agree to perform certain agreements and policies in the same manner and to the same extent that the Company is required to perform such agreements.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Articles of Incorporation and Bylaws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification than are set forth in the Bylaws of the Company and these provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     The Merger Agreement provides that the Company agrees, to the extent permitted by Delaware law, to indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation agrees to indemnify and hold harmless, to the extent permitted by Delaware law, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement. In the event of such claim, action, suit, proceeding or investigation, (a) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (b) the Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); provided further that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of the action; and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     The Merger Agreement provides that the Surviving Corporation shall use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance, which amount shall be increased by 5% for each year hereafter. The Merger Agreement requires that any successor corporation or assignee of the Company or the Surviving Corporation assume these insurance and indemnification obligations.

     Board Representation. The Merger Agreement provides that after the purchase by the Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate at its option up to that number of directors of the Company's Board of Directors as will make Parent's representation on the Company's Board of Directors equal to the percentage of the outstanding Shares held by Parent or any of its subsidiaries and the Company shall, at such time, increase the size of Board of Directors, or use its best efforts to secure the resignation of directors, or both, as necessary to permit Parent's designees to be so elected to the Company's Board of Directors. However, in the event that the Parent's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least two directors who are Continuing Directors. "Continuing Directors" means directors of the Company on the date of the Merger Agreement. From and after the time that Parent's designees constitute a majority of the Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension of time for the performance of the obligations of Purchaser or Parent, any waiver of rights of the Company under the Merger Agreement and certain other actions may only be effected by the action of a majority of the Continuing Directors.

     Waiver. The Merger Agreement provides that, at any time prior to the Effective Time, any party thereto may (i) extend the time for the performance of any obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties contained therein or in any document delivered pursuant thereto and (iii) waive compliance with any agreement or condition contained therein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     Conditions to the Merger. The Merger Agreement provides that if the conditions described above under the heading "Conditions to the Offer" have been satisfied or, where permitted, waived, the respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement, and the transactions contemplated thereby, including, without limitation, the Merger, shall have been approved and adopted by the affirmative vote of the stockholders of the Company (unless the vote of stockholders is not required by the DGCL);
(ii) no foreign, United States or state governmental authority, agency or commission shall have enacted, issued promulgated, enforced or entered any law, rule, regulation executive order, decree, injunction or other order which is then in effect and has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them or the consummation of the Merger illegal or otherwise restricting, preventing or prohibiting the consummation of the Offer and the Merger; (iii) the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall only be applicable to the obligations of the Parent and the Purchaser if the Purchaser's failure to purchase such Shares is not in breach of the Merger Agreement or the terms of the Offer; and (iv) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and consummation of the Merger shall not result in a violation of any applicable material foreign antitrust or competition law, rule or regulation.

     Termination. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company:

          (i) By mutual written consent duly authorized by the Boards of Directors of the Parent, the Purchaser and the Company; or

          (ii) By the Parent, the Purchaser or the Company if (a) the Effective Time shall not have occurred on or before December 31, 1999; provided, however, that the right to terminate the Merger Agreement under this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or
     (b) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

          (iii) By the Parent, upon approval of its Board of Directors, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions described above under the heading "Conditions to the Offer," the Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) terminated the Offer without having accepted any Shares for payment thereunder or (3) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer unless such action or inaction under (1), (2) or
     (3) shall have been caused by or resulted from the failure of the Parent or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by the Parent or the Purchaser of any representation or warranty of either of them contained in this Agreement or (b) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company or any committee thereof shall have publicly withdrawn or modified in a manner adverse to the Purchaser or the Parent or, after receipt of a proposal involving a Competing Transaction, upon the request of the Parent, shall not have, within four business days after receipt of the Parent's request, publicly reaffirmed its approval or recommendation of the Offer, the Merger Agreement, the Merger, the Stockholder Agreements or any other transaction contemplated by the Merger Agreement, or shall have recommended another merger, consolidation, business combination, recapitalization, reorganization or similar transaction involving, or acquisition of, the Company or its assets, or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing; or

          (iv) By the Parent, upon approval of its Board of Directors, if the Company shall have materially breached its obligations discussed under "No Solicitation of Transactions" above; or

          (v) By the Company, upon approval of the Board of Directors of the Company, if Parent or Purchaser shall materially breach any of its obligations under the Merger Agreement and shall fail to cure such breach within ten days after written notice thereof from the Company or if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions described above under the heading "Conditions to the Offer," the Purchaser shall have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement, (b) terminated the Offer without having accepted any Shares for payment thereunder or (c) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer; unless such action or inaction under (a), (b) and (c) shall have been caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement; or

          (vi) By the Company or the Parent, prior to the purchase of Shares pursuant to the Offer, if the Board of Directors of the Company, in full compliance with the provisions discussed in "No Solicitation of Transactions" above, shall have approved the execution by the Company of a definitive agreement relating to a Superior Proposal.

     Effect of Termination. In the event of the termination of the Merger Agreement pursuant to the foregoing, the Merger Agreement will then become void, and there will be no liability on the part of any party thereto, except as set forth in Sections 8.03 (Fees and Expenses) and 9.01 (Non-Survival of Representations and Warranties) of the Merger Agreement. This, however, will not relieve any party from liability for any breach of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that in the event that (a) any person shall have commenced a tender or exchange offer for 25% or more (or which, assuming the maximum amount of securities which could be purchased, would result in any person beneficially owning 25% or more) of the then outstanding Shares or otherwise publicly announced a Competing Transaction for the direct or indirect acquisition of the Company or all or substantially all of its assets and (1) the Board of Directors of the Company does not recommend against the Competing Transaction, (2) the Offer shall have remained open for at least 20 business days, (3) the Minimum Condition shall not have been satisfied and (4) the Merger Agreement shall have been terminated; or (b) the Merger Agreement is terminated pursuant to clauses (iii)(b), (iv) or (vi) under "Termination" above; then, in any such event, the Company shall pay the Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $2,500,000, in immediately available funds.

     The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the Offer and the Merger shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) At a meeting held on July 6, 1999, the Board of Directors of the Company unanimously approved the Merger Agreement and, for the reasons hereinafter set forth, determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. The Board recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) In reaching its determination to approve the Offer and the Merger and to recommend that the Company's stockholders accept the Offer and tender their Shares, the Board of Directors considered a number of factors, including the following: (i) the terms and conditions of the Offer and the proposed Merger Agreement, including the amount and form of consideration being offered to the Corporation's stockholders; (ii) the $10.50 per share cash offer price in the Offer and the Merger represents a premium of approximately

93% over the closing sale price per share on the NASDAQ National Market System on July 2, 1999, the last trading day prior to the Board Meeting (and approximately 200% over the closing sale price on June 30, 1999); (iii) historical market prices and trading volume of the shares and historical and projected earnings; (iv) market prices and financial data related to companies engaged in similar businesses to the Company and prices and premiums paid in recent acquisitions (both friendly and hostile) of other similar companies; (v) the Company's historical and recent operating results, its financial condition, its borrowing and financing capacity and the Board of Directors' and management's evaluation of the Company's properties, assets and prospects; (vi) the absence of any financing condition or any other term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger; (vii) the business reputation of Parent, and the ability of Parent to finance and complete the Offer and the Merger in a timely manner; (viii) the anticipated future capital needs of the Company and the possible constraints on growth should the capital requirements of the Company be met solely from operations and the Company's credit arrangements with its principal lender; (ix) possible alternatives, which the Board concluded were not reasonably likely to result in a more favorable combination of price, form of consideration and likelihood of consummation than the Offer and the Merger; (x) the fact that the Merger Agreement, if approved and executed, would not preclude the Company from (A) negotiating with or providing information to a person from whom the Company received an unsolicited written proposal relating to an alternative acquisition of the Company or any of its subsidiaries if the Board of Directors, upon the written advice of independent counsel, reasonably believes that the failure to do so would constitute a breach of its fiduciary duties or (B) accepting such alternative acquisition if the Board determines that, based on the opinion of its outside financial advisors, such proposal is on terms financially superior to the Company's stockholders as compared with the Offer and the Merger (subject to payment of a $2,500,000 fee to Parent); and
(xi) the opinion of SG Cowen Securities Corporation ("SG Cowen") to the effect that (as of July 6, 1999) the consideration to be received by the stockholders of the Company (other than the Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such stockholders.

     In connection with its opinion, SG Cowen reported to the Board of Directors of the Company that it reviewed and considered such financial and other matters as it deemed relevant, including, among other things: (i) a draft of the Merger Agreement dated July 6, 1999; (ii) certain publicly available information for the Company, including the annual report of the Company filed on Form 10-K for each of the years ended December 31, 1996, 1997 and 1998 and the quarterly report filed on Form 10-Q for the quarter ended March 31, 1999; (iii) financial projections for the quarters ending June 30, 1999, September 30, 1999, December 31, 1999 and the fiscal years ending December 31, 2000 and 2001 prepared by the management of the Company; (iv) First Call consensus earnings per share estimates of financial institutions for the Company ("First Call Estimates");
(v) discussions SG Cowen had with certain members of management of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and such other matters SG Cowen deemed relevant;
(vi) the reported price and trading statistics of the shares of the Company's Common Stock during the last twelve month period and the period since the Company's initial public offering, in each case through the period ended July 2, 1999; (vii) the relative stock price performance of the Company's Common Stock as compared to the broader market and the stock price performance of certain publicly traded companies SG Cowen deemed relevant for the last twelve month and last three year periods ended July 2, 1999; (viii) the financial condition of the Company as compared to the financial conditions of certain other companies SG Cowen deemed relevant; (ix) certain financial terms of the Offer and Merger as compared to the financial terms of selected other business combinations SG Cowen deemed relevant; (x) premiums implied by the Offer and the Merger as compared to premiums paid in selected other business combinations SG Cowen deemed relevant; (xi) the present value of projected pre-tax operating cash flow information for the Company provided by management assuming a range of perpetual growth rates and discount rates; and (xii) such other information, financial studies, analyses and investigations and such other factors that SG Cowen deemed relevant for the purposes of its opinion letter.

     In the course of such review, SG Cowen, with the consent of the Company Board, relied upon and assumed, without independent investigation, the accuracy and completeness of the financial and other information provided to them by the Company, or which was otherwise publicly available. SG Cowen further relied upon the assurances of management of the Company that they were unaware of any facts that would make the information provided to SG Cowen incomplete or misleading. In arriving at its opinion, SG Cowen did not conduct any physical inspection of the properties or facilities of the Company. In addition, SG Cowen, with the Company Board's consent, assumed that the financial projections which SG Cowen examined were reasonably prepared by management of the Company on bases reflecting the best currently available estimates and good faith judgments of management as to the future performance of the Company. For certain of SG Cowen's analyses, SG Cowen also utilized the First Call Estimates. Management of the Company confirmed to SG Cowen, and SG Cowen assumed, that the financial projections provided to SG Cowen and the First Call Estimates provided a reasonable basis for SG Cowen's opinion. SG Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was SG Cowen furnished with such materials. SG Cowen has not opined, nor has SG Cowen been asked to opine, on Parent's or Purchaser's ability to obtain funds necessary to consummate the Offer and the Merger, and SG Cowen assumed that such financing will be available. With respect to all legal matters relating to the Company and the Offer and the Merger, SG Cowen relied on the advice of legal counsel to the Company. SG Cowen's services to the Company in connection with the Offer and the Merger have been comprised of rendering an opinion from a financial point of view with respect to the consideration to be paid to the Company's stockholders. SG Cowen's opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen on the date of the opinion. Although subsequent developments may affect SG Cowen's opinion, SG Cowen does not have any obligation to update, revise or reaffirm its opinion and SG Cowen expressly disclaims any responsibility to do so. Additionally, SG Cowen was not authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor did SG Cowen investigate any other alternative transactions that may be available to the Company.

     THE FULL TEXT OF THE WRITTEN OPINION OF SG COWEN (THE "OPINION") IS ATTACHED AS EXHIBIT 4 HERETO AND INCORPORATED HEREIN BY REFERENCE. THE OPINION CONTAINS A DESCRIPTION OF THE MATTERS CONSIDERED, THE ASSUMPTIONS MADE AND THE SCOPE OF REVIEW UNDERTAKEN BY SG COWEN IN RENDERING THE OPINION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE OPINION IN ITS ENTIRETY. No limitations were imposed by the Board of Directors or the Company on SG Cowen with respect to the investigations made, or the procedures followed, in rendering the Opinion. The Opinion was presented for the information of the Board of Directors of the Company in connection with its consideration of the Merger Agreement, and is directed only to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company (other than the Parent and its affiliates) pursuant to the Offer and the Merger. SG COWEN'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES IN THE OFFER OR AS TO HOW TO VOTE WITH RESPECT TO THE MERGER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained SG Cowen as the Company's financial advisor on May 26, 1999, in connection with a possible sale of the Company. Under the engagement letter, the Company agreed to pay SG Cowen for its services as financial advisor and for rendering its Opinion an aggregate of $275,000 (the "Initial Fees"), with $25,000 payable upon signing of its engagement letter and $250,000 payable at the time the Opinion is delivered to the Company's Board of Directors. Under the engagement letter, if the sale of the Company is accomplished, SG Cowen will be paid a fee of approximately $934,935, in addition to the Initial Fees. These fees have been paid, or will be payable by, the Company and will not affect the cash that will be received by the stockholders of the Company.

     The Company also has agreed to reimburse SG Cowen for its reasonable travel and other out-of-pocket expenses (including reasonable fees and expenses of legal counsel) and to indemnify SG Cowen and its affiliates, its directors, officers, agents, employees and affiliates against certain liabilities. The engagement of SG Cowen may be terminated, with or without cause, by the Company or by SG Cowen on 30 days' prior written notice.

     Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) On June 24, 1999 and effective May 18, 1999, William L. Healey, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, terminated and waived all of his rights under the Stock Option Agreement between the Company and Mr. Healey dated January 14, 1997. Such Option Agreement provided for the grant of options to Mr. Healey to purchase 35,000 Shares at an exercise price of $16.50 per share.

     On May 19, 1999, the Company's non-employee directors, William E. Bendush, Alan V. King, William A. Klein and Gary E. Liebl, each received an automatic grant of non-qualified stock options to purchase 3,000 Shares at an exercise price of $3.50 per Share. Such options are automatically granted to non-employee directors of the Company each time such directors are reelected to the Board of Directors.

     Each of William L. Healey, Anthony R.W. Richardson, Christopher J. Rollison and James Cogan are participants in the Company's 1995 Employee Stock Purchase Plan. On May 1, 1999, Messrs. Healey, Richardson and Rollison each purchased 1,000 Shares at a price of $2.92 per Share, pursuant to the Company's 1995 Employee Stock Purchase Plan (Mr. Cogan had not yet become a participant in the 1995 Employee Stock Purchase Plan as of such date).

     During the past 60 days, the Company issued an aggregate of 550 Shares on exercise of outstanding options, and on May 1, 1999, the Company issued 37,649 Shares pursuant to its 1995 Employee Stock Purchase Plan. In addition, during the past 60 days, the Company granted stock options to purchase an aggregate of 18,750 Shares at an average exercise price of $3.54 per Share.

     To the best of the Company's knowledge, no other transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by any such person which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1(a)  Offer to Purchase dated July 14, 1999.
       1(b)   Letter of Transmittal.
Exhibit 2     Agreement and Plan of Merger dated as of July 6, 1999 by and among Parent, Purchaser and the Company.*
Exhibit 3     Copy of pages 5 through 20 of the Company's Proxy Statement dated April 12, 1999.*
Exhibit 4     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William L. Healey.*
Exhibit 5     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William E. Bendush.*
Exhibit 6     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Alan V. King.*
Exhibit 7     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William A. Klein.*
Exhibit 8     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Gary E. Liebl.*
Exhibit 9     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Anthony R.W. Richardson.*
Exhibit 10    Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and John W. Hohener.*
Exhibit 11    Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Richard D. Bell.*
Exhibit 12    Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and James Cogan.*
Exhibit 13    Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Christopher Rollison.*
Exhibit 14    Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Cheryl Moreno.*
Exhibit 15    Confidentiality Agreement dated as of February 2, 1999, as amended on February 3, 1999, between Parent and the
              Company.*
Exhibit 16    Opinion of SG Cowen dated July 6, 1999.
Exhibit 17    Press Release issued by the Company on July 7, 1999.*
Exhibit 18    Letter to Stockholders of the Company, dated July 14, 1999.

---------------
* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SMARTFLEX SYSTEMS, INC.

                                                 /s/ WILLIAM L. HEALEY

                                          --------------------------------------
                                          Name: William L. Healey
                                          Title:   Chairman of the Board,
                                                   President
                                              and Chief Executive Officer

Date: July 14, 1999

                                   SCHEDULE I

           ADDITIONAL INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This information is being furnished in connection with the designation by the Parent, pursuant to the Merger Agreement, of persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders. The Merger Agreement provides that, promptly upon the payment by Purchaser pursuant to the Offer for such number of Shares which represent at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate members of the Company's Board of Directors such that Parent, subject to compliance with Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying the number of directors fixed in the Company's Bylaws by the percentage of Shares beneficially owned by Parent and any of its subsidiaries.

     The Company has agreed, upon request by Parent, promptly to increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or use its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be elected to the Board of Directors and use its best efforts to cause Parent's designees to be so elected. The Company has agreed to take, at the request of Parent and at its expense, all action necessary to effect any such election, including the mailing to its stockholders of the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

              INFORMATION WITH RESPECT TO THE OFFEROR'S DESIGNEES

     The Offeror has stated in the Offer to Purchase that Offeror intends to designate six directors of the Company following consummation of the Offer. The names and certain biographical information concerning these designees are as follows:

     Wallace K. Tsuha, Jr. has been Chief Executive Officer of the Parent since 1995, and Chairman of the Board since 1985. Mr. Tsuha served as President of the Parent from 1985 until March 1995, and from December 1995 until the present.

     Donald J. Cowie has been Chief Financial Officer, Executive Vice President, Treasurer and Assistant Secretary of the Parent since 1996. From 1993 until 1995, Mr. Cowie was Group Vice President -- OEM of International Jensen Incorporated.

     Nick Najmolhoda has been Executive Vice President of Operations of the Parent since 1996. From 1995 until 1996, Mr. Najmolhoda served as Vice President of Electro Mechanical of Parent. From 1994 to 1995, he served as Executive Vice President of Operations of MascoTech Controls.

     Gene R. Smith, Jr. has been Executive Vice President, Business Management of the Parent since 1996. From 1994 to 1996, Mr. Smith was an independent consultant. From 1993 to 1994, he served as Vice President -- Electronics of Parent.

     Sherman L. Cruz has been a director of Parent and an independent consultant since 1996. From 1991 to 1996 he served as Chief Financial Officer of Parent.

     Jereen G. Trudell has been Corporate Counsel and Secretary of the Parent since 1996. From 1987 until 1996, Ms. Trudell was an associate attorney with Miller, Canfield, Paddock and Stone.

     None of Parent's designees currently is a director of, or holds any position with, the Company. The Company has been advised by Purchaser and Parent that, to the best of their knowledge and except as disclosed in the Offer to Purchase, none of Parent's designees or any of their associates beneficially owns any equity securities of the Company, or rights to acquire any equity securities of the Company, or except as disclosed in the Offer to Purchase, has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                    INFORMATION WITH RESPECT TO THE COMPANY

1. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE COMPANY'S BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares comprise the only class of voting stock of the Company outstanding and each Share is entitled to one vote. There were 6,493,994 Shares outstanding on July 6, 1999.

     The Company's Board of Directors currently consists of 5 members.

THE CURRENT MEMBERS OF THE BOARD

     To the extent the Company's Board of Directors will consist of persons who are not the Parent's designees, the Board is expected to consist of those persons who are currently directors of the Company who have not resigned.

     The information presented below sets forth, as of July 6, 1999, as to each director, his age and principal occupation and business experience and the period during which each has served as a director of the Company. See "Board Meetings and Committees" for information concerning the composition of Board committees. See "Security Ownership of Management and Certain Beneficial Owners" for the aggregate number of Shares beneficially owned by each director as of July 6, 1999.

     William L. Healey, 54, has served as President and Chief Executive Officer of the Company and its predecessor joint venture since July 1989, and as a director since its incorporation in September 1993. In January 1996, Mr. Healey was elected Chairman of the Board. Prior to joining the Company, Mr. Healey worked at Silicon Systems, Inc. ("Silicon Systems"), a principal supplier of mixed signal integrated circuits to the Company. While employed by Silicon Systems, Mr. Healey was responsible for all manufacturing operations in California and Singapore, and held several senior executive positions, including Senior Vice President of Operations, Vice President of Manufacturing and Director of Wafer Fabrication Operations. Mr. Healey also sits on the Board of publicly held Sypris Solutions Inc., a diversified provider of specialized industrial products and technical services.

     William E. Bendush, 50, has served on the Company's Board of Directors since January 1996. From May 1987 until April 1999, Mr. Bendush served as Senior Vice President and Chief Financial Officer of Silicon Systems. Since April 1999, Mr. Bendush has served as Vice President and Chief Financial Officer of Applied Micro Circuits Corporation.

     Alan V. King, 64, has served on the Company's Board of Directors since October 1993. Mr. King also serves as Chief Executive Officer and Chairman of the Board of Directors of Volterra Semiconductor Corporation, a developer of battery management integrated circuits and as Chairman of the Board of Directors of Arithmos, Inc., a developer of mixed signal application-specific integrated circuits for flat panel displays. Mr. King also sits on the boards of publicly traded Information Storage Devices, a designer and developer of integrated circuit products for voice recording and playback using high density storage technology and mixed signal expertise, and Elantec Semiconductor Corporation, a designer and manufacturer of high performance analog integrated circuits for the video/multimedia, data processing, instrumentation and communications markets. From September 1991 to November 1994, Mr. King was the President and Chief Executive Officer of Silicon Systems (See "Compensation Committee Interlocks and Insider Participation"). From September 1986 to August 1991, Mr. King served as the President and Chief Executive Officer of Precision Monolithics, Inc., a semiconductor company.

     William A. Klein, 58, has served on the Company's Board of Directors since January 1994. Mr. Klein has been Chairman of the Board of The Cerplex Group, Inc., a provider of electronic repair services, since its inception in May 1990 until April 1998. Mr. Klein was President and Chief Executive Officer of Century Data, Inc., a disk drive manufacturer, from September 1986 to May 1990.

     Gary E. Liebl, 57, has served on the Company's Board of Directors since January 1994. Mr. Liebl is a private investor and business advisor to chief executive officers and boards of directors. Mr. Liebl serves as Chairman of the Board of Directors of QLogic Corporation, a semiconductor company, and on the Board of privately held Pressure Systems, Inc., a satellite components supplier. Prior to April 1990 he held senior management positions, including Chairman and Chief Executive Officer, at Cipher Data Products, Inc., a supplier of tape and optical disk drives to the computer industry.

CERTAIN ARRANGEMENTS CONCERNING THE ELECTION OF DIRECTORS

     Pursuant to the terms of the Merger Agreement, promptly upon the payment by Purchaser pursuant to the Offer for such number of Shares which represent at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate up to that number of members of the Company's Board of Directors equal to the product obtained by multiplying the number of directors fixed in the Company's Bylaws by the percentage of Shares beneficially owned by Parent and any of its subsidiaries. The Company shall, upon request by Parent, promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and shall use its best efforts to cause Parent's designees to be so elected. At the request of Parent, the Company shall take, at its expense, all action necessary to effect any such election, including the mailing to its stockholders of the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

INFORMATION REGARDING THE BOARD

     The Board of Directors held a total of 12 meetings during fiscal 1998. No member of the Board of Directors attended fewer than 75% of the meetings of the Board of Directors, and no director attended fewer than 75% of the meetings of committees upon which such director served. The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee held 5 meetings in 1998, and also acted from time to time by written consent of all of the members of such Committee. The Audit Committee held 5 meetings in 1998. The Compensation Committee provides recommendations concerning salaries and incentive compensation for executive officers and key personnel, and administers the Company's equity incentive plans. Alan V. King (Chairman) and William A. Klein are currently the members of the Compensation Committee. The Audit Committee is responsible for recommending to the Board of Directors the appointment of the Company's outside auditors, examining the results of audits and reviewing internal accounting controls. William E. Bendush (Chairman) and Gary E. Liebl are currently the members of the Audit Committee.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     In addition to Mr. Healey, the other executive officers of the Company are Anthony R.W. Richardson, John W. Hohener, Richard D. Bell, James C. Cogan, Christopher J. Rollison and Cheryl Moreno.

     Anthony R.W. Richardson, 54, joined the Company in February 1998 as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Richardson spent 24 years in senior management roles at Raychem Corporation ("Raychem"), a material sciences company. Mr. Richardson's positions at Raychem included Director of Operations, Director of Sales and Marketing, and General Manager for businesses in Asia, North America, South America, Europe and the Middle East.

     John W. Hohener, 43, has served as Vice President, Chief Financial Officer and Treasurer since August 1997. From May 1988 through July 1997, Mr. Hohener served as the Company's Corporate Controller and Treasurer. Prior to joining the Company, Mr. Hohener spent eight years with Silicon Systems, where he held numerous financial management positions, including Director of Corporate Accounting. Mr. Hohener served as a member of the Company's Board of Directors in 1993.

     Richard D. Bell, 54, joined the Company in January 1987, and has served as Vice President of Worldwide Sales since June 1998. From March 1993 to June 1998, Mr. Bell was Vice President of Marketing and Sales of the Company. Prior to joining the Company, Mr. Bell spent nine years in senior technical marketing and sales management positions with Scientific-Atlanta, Inc., a manufacturer of communications and electronics equipment, and Rogers Corporation, a supplier of flex circuits to the hard disk drive market. Mr. Bell served as a member of the Company's Board of Directors in 1993.

     James Cogan, 59, has served as Vice President and General Manager of the Company's EMS Business Unit since February 1999. Prior to joining the Company, Mr. Cogan spent 20 years in senior management roles with Tanon Manufacturing, General Parametrics Corporation, Wicat Systems and Datapoint Corporation. Mr. Cogan's previous positions have included President of the West Coast Division of Tanon Manufacturing, Chief Operating Officer and Senior Vice President of General Parametrics Corporation, Vice President and General Manager of Wicat Systems and Vice President and General Manager of Datapoint Corporation.

     Christopher J. Rollison, 40, has served as Vice President and General Manager of the Company's Advanced Interconnect Business Unit since February 1999, and has served as Vice President of Operations since July 1995. Mr. Rollison joined the Company at its inception in August 1985 as a senior process engineer. Subsequently, he held a series of positions of increasing responsibility including Director of Operations of the Company from October 1992 to July 1995, culminating in his current role as Vice President of Operations and General Manager of the Company's Advanced Interconnect Business Unit.

     Cheryl L. Moreno, 43, has served as Vice President of Human Resources since March 1999, and has served as Director of Human Resources since November 1997. Prior to joining the Company, Ms. Moreno was Director of Human Resources for MAI Systems Corp. She previously has held Human Resources management positions with Alps Electric, Ltd., Ball Corp. and Beckman Instruments, Inc.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon its review of the copies of reporting forms furnished to the Company, and written representations that no other reports were required, the Company believes that all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 applicable to its directors, officers and any persons holding 10% or more of the Company's Common Stock with respect to the Company's fiscal year ended December 31, 1998, were timely satisfied.

2. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of July 6, 1999 (unless otherwise indicated), certain information regarding the beneficial ownership of the Company's outstanding Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock,
(ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                               AMOUNT AND NATURE OF       PERCENTAGE
                      NAME AND ADDRESS                        BENEFICIAL OWNERSHIP(*)   OF CLASS(%)(1)
                      ----------------                        -----------------------   --------------
TDK U.S.A. Corporation......................................         1,161,614(2)            18.0
  12 Harbor Park Drive
  Port Washington, NY 11050-4649
Dalton, Greiner, Harman, Maher & Co.........................           501,300(3)             7.7
  1100 Fifth Avenue South, Suite 301
  Naples, FL 34102
Heartland Advisors, Inc.....................................           550,000(4)             8.5
  790 North Milwaukee Street
  Milwaukee, WI 53202
The TCW Group, Inc..........................................           393,100(5)             6.1
  865 South Figueroa Street
  Los Angeles, CA 90017
Capital Technology, Inc.....................................           338,500(6)             5.2
  8314 Pineville -- Matthews Road, Suite 295
  Charlotte, NC 28226
William L. Healey...........................................           250,379(7)             3.8
William E. Bendush..........................................            17,875(8)               *
Alan V. King................................................            21,875(9)               *
William A. Klein............................................            15,875(9)               *
Gary E. Liebl...............................................            15,875(9)               *
Richard D. Bell.............................................            75,649(10)            1.2
John W. Hohener.............................................            57,113(11)              *
Anthony R.W. Richardson.....................................            26,375(12)              *
Christopher J. Rollison.....................................            50,292(13)              *
All directors and executive officers as a group (11
  persons)..................................................           534,808(14)            7.9

---------------
 (*) Indicates less than 1%.

 (1) Calculated based on 6,493,994 shares of the Company's Common Stock outstanding on July 6, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of July 6, 1999 are deemed beneficially owned and outstanding for computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person. Shares of Common Stock subject to options which may become exercisable within 60 days of July 6, 1999, solely by virtue of the Merger are not deemed beneficially owned and outstanding for computing the percentage of the person holding such securities.

 (2) Based on a Schedule 13D filed by TDK U.S.A. Corporation, which reported stock ownership as of December 31, 1998.

 (3) Based on a Schedule 13G/A filed by Dalton, Greiner, Hartman, Maher & Co., which reported stock ownership as of December 31, 1998.

 (4) Based on a Schedule 13G filed by Heartland Advisors, Inc., which reported stock ownership as of December 31, 1998.

 (5) Based on a Schedule 13G/A filed jointly by The TCW Group, Inc. and Mr. Robert Day, 200 Park Avenue, Suite 2200, New York, New York 10166, an individual who may be deemed to control the TCW Group, which reported stock ownership as of December 31, 1998.

 (6) Based on a Schedule 13G filed by Capitol Technology, Inc., which reported stock ownership as of December 31, 1998.

 (7) Includes 85,500 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

 (8) Consists of 17,875 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

 (9) As to each of Messrs. King, Klein and Liebl, includes 7,875 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

(10) Includes 25,250 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

(11) Includes 26,500 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

(12) Includes 24,375 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

(13) Includes 28,250 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

(14) Includes 234,875 shares subject to presently exercisable options or options that become exercisable within 60 days of July 6, 1999.

3. CERTAIN INFORMATION CONCERNING EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION

     The following table sets forth summary information concerning compensation paid or accrued by the Company for services rendered for the fiscal years ended December 31, 1998, 1997 and 1996 to the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE (1)

                                              ANNUAL COMPENSATION                       LONG-TERM
                                    ---------------------------------------        COMPENSATION AWARDS
                                                                    OTHER     ------------------------------
                                                                   ANNUAL       SECURITIES
                                                                   COMPEN-      UNDERLYING       ALL OTHER
             NAME AND                                              SATION        OPTIONS/         COMPEN-
        PRINCIPAL POSITION          YEAR   SALARY($)   BONUS($)   ($)(2)(3)       SARS(#)       SATION($)(4)
        ------------------          ----   ---------   --------   ---------   ---------------   ------------
William L. Healey.................  1998    302,405     29,474      37,332        50,000           13,856
  Chairman of the Board,            1997    281,858     18,325      39,287        44,500           13,539
  President and Chief Executive
  Officer                           1996    259,056    110,776      40,957            --           12,967
Anthony R.W. Richardson...........  1998    197,034     16,096      95,359        65,000               --
  Executive Vice President and
  Chief Operating Officer
John W. Hohener...................  1998    140,718     10,606      10,120         9,000            4,460
  Vice President, Chief             1997    118,774      7,400       5,549        14,500            4,072
  Financial Officer and Treasurer   1996    105,654     23,558         329            --            3,592
Richard D. Bell...................  1998    171,731     10,291      10,594         9,000            4,488
  Vice President of Worldwide       1997    159,195      7,721      38,551        11,500            4,500
  Sales                             1996    140,452     44,950      10,332            --            3,623
Christopher J. Rollison...........  1998    140,933     11,037      10,194         9,000            4,490
  Vice President and General        1997    130,303      9,078      10,773        11,500            4,500
  Manager of Advanced               1996    119,651     38,721       9,248            --            3,563
  Interconnect Business Unit

---------------
(1) The Company operates and reports financial results on a 52- or 53-week year, ending on the Saturday nearest December 31 each year, and follows a four-four-five week quarterly cycle. For clarity of presentation, the Company has described all periods presented as if the fiscal year ended December 31.

(2) In fiscal 1998, "Other Annual Compensation" for Mr. Healey includes tax reimbursements paid on Mr. Healey's behalf totaling $15,130, auto allowance payments totaling $10,800, and other miscellaneous reimbursements of $11,402, for a total of $37,332.

(3) In fiscal 1998, "Other Annual Compensation" for Mr. Richardson includes relocation related benefits totaling $83,662, and other miscellaneous reimbursements of $11,697, for a total of $95,359.

(4) In fiscal 1998, "All Other Compensation" includes matching contributions to the Company's 401(k) savings plan for Messrs. Healey, Richardson, Hohener, Bell and Rollison totaling $4,500, $0, $4,460, $4,488 and $4,490, respectively. For Mr. Healey, the amount also includes fiscal 1998 term life insurance premiums paid by the Company which totaled $9,356.

OPTION GRANTS

     The following table sets forth certain information concerning grants of options to each of the Named Executive Officers during the year ended December 31, 1998. In addition, in accordance with the rules and regulations of the Securities and Exchange Commission, the following table sets forth the hypothetical gains or "option spreads" that would exist for the options. Such gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date on which the options were granted over the full term of the options. The rates do not represent the Company's estimate or projection of future Common Stock prices, and no assurance can be given that any appreciation will occur or that the rates of annual compound stock appreciation assumed for the purposes of the following table will be achieved.

                                                 INDIVIDUAL GRANTS
                             ----------------------------------------------------------
                               NUMBER OF      PERCENTAGE OF                                POTENTIAL REALIZED
                               SECURITIES     TOTAL OPTIONS                                 VALUE AT ASSUMED
                               UNDERLYING       GRANTED TO     EXERCISE OR                ANNUAL RATES OF STOCK
                                OPTIONS        EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
           NAME              GRANTED (#)(1)   FISCAL YEAR(2)     ($/SH)         DATE         5%         10%
           ----              --------------   --------------   -----------   ----------   --------   ----------
William L. Healey..........      50,000            13.6%          $8.06       1/14/08     $253,523   $  642,477
Anthony R.W. Richardson....      65,000            17.6            9.69        2/2/08      396,007    1,003,560
John W. Hohener............       9,000             2.4            8.06       1/14/08       45,634      115,646
Richard D. Bell............       9,000             2.4            8.06       1/14/08       45,634      115,646
Christopher J. Rollison....       9,000             2.4            8.06       1/14/08       45,634      115,646

---------------
(1) Options granted in fiscal 1998 become exercisable starting 12 months after the grant date, with 25% of the total number of shares covered by such options becoming exercisable at that 12-month anniversary and 6.25% of the total number of shares covered by such options becoming exercisable on the last day of each successive quarter.

(2) Options to purchase an aggregate of 368,500 shares of Common Stock were granted to employees, including the Named Executive Officers, during the fiscal year ended December 31, 1998.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table and footnotes set forth certain information concerning all option exercises, and the number of shares covered by both exercisable and unexercisable stock options for the Named Executive Officers as of December 31, 1998. Also reported are the values for "in the money" options that represent the positive spread between the exercise prices of any of such existing stock options and the closing sale price of the Company's Common Stock as of December 31, 1998.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                             OPTIONS AT DECEMBER 31, 1998      IN-THE-MONEY OPTIONS AT
                                                         (#)                   DECEMBER 31, 1998 ($)(1)
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------    -----------    -------------
William L. Healey..........................    70,907          85,593          $75,510           --
Anthony R.W. Richardson....................        --          65,000               --           --
John W. Hohener............................    19,095          19,405           50,340           --
Richard D. Bell............................    17,844          17,656           31,463           --
Christopher J. Rollison....................    20,844          17,656           50,340           --

---------------
(1) Calculated based on a fair market value equal to the reported closing price of the Company's Common Stock on The Nasdaq National Market at December 31, 1998, of $7.25 per share, less the applicable exercise price.

COMPENSATION OF DIRECTORS

     Non-employee directors are paid an annual retainer of $20,000 per year plus $1,000 for each meeting attended in person. Mr. Healey receives no additional compensation for services rendered by him as a director of the Company.

     Pursuant to the Company's 1995 Equity Incentive Plan, each non-employee director is automatically granted a non-qualified stock option to purchase 10,000 shares of Common Stock upon his or her initial election to the Board of Directors, and an additional automatic grant of a non-qualified stock option to purchase 3,000 shares of Common Stock each time such director is reelected to the Board of Directors. The exercise price of non-qualified stock options awarded pursuant to automatic grants is the fair market price of the Common Stock on the date a director is elected or reelected, as the case may be, and the non-qualified stock options vest as to 50% of the shares covered thereby on the first anniversary of the grant date, and thereafter at the rate of 12.5% of the shares covered thereby every three months thereafter. Each of Messrs. Bendush, King, Klein, and Liebl received a grant of non-qualified stock options to purchase 3,000 shares of Common Stock, upon their reelection to the Board at the 1999 Annual Meeting of Stockholders.

4. COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee, which currently consists of Messrs. King and Klein, is primarily responsible for approving the Company's general compensation policies and setting compensation levels for the Company's executive officers. The Compensation Committee also administers the Company's equity-based incentive plans.

     Until November 1994, Mr. King was the President and Chief Executive Officer of Silicon Systems, and until April 1999, Mr. Bendush was Senior Vice President and Chief Financial Officer of Silicon Systems. Silicon Systems leases warehouse facilities in Tustin, California to the Company. In 1998, the Company paid Silicon Systems approximately $1,600 per month for this warehouse space. The Company is also party to a Volume Purchase Agreement with Silicon Systems, whereby the Company purchases integrated circuits from Silicon Systems and is entitled to certain discounts on purchases made from Silicon Systems if the Company purchases certain minimum volumes of integrated circuits. The Company believes that such purchases and such discounts are on terms and conditions no less favorable to the Company than are available from other suppliers. During 1998, the Company purchased approximately $1.4 million of material from Silicon Systems.

     In July 1996, Silicon Systems, then a subsidiary of TDK USA Corporation, was sold to Texas Instruments. In connection with this transaction, the 1,161,614 shares of the Company's Common Stock held by Silicon Systems were transferred to TDK USA Corporation.

     From September 1996 to the present, Mr. King has served as the Chairman of the Board and Chief Executive Officer of Volterra Semiconductor Corporation. The Company currently sells assembly services to Volterra Semiconductor Corporation.

5. COMPENSATION POLICIES AND FISCAL 1998 COMPENSATION

     The Compensation Committee (the "Committee") is a standing committee of the Board of Directors of the Company. The Committee's purpose is to provide recommendations to the full Board on salaries and incentive compensation for executive officers and key employees. The Committee is primarily responsible for establishing the criteria for, and the effectiveness of, the Company's executive compensation policies. The Committee is also responsible for the administration of the Company's equity incentive plans.

     The following report is submitted by the former Committee (Messrs. Liebl and King) regarding executive compensation policies established and executive compensation paid during fiscal year 1998.

     Executive Compensation Policies and Administration. The Committee's compensation policy is designed to provide a competitive compensation system which will enable the Company to attract, retain and reward its executive officers, including the Chief Executive Officer. At present, annual compensation of the Company's executive officers typically consists of base salary, an annual incentive bonus and a grant of stock options. To establish and evaluate the competitiveness and effectiveness of the Company's executive compensation policies the Committee has adopted the following general guidelines:

     - Base salaries must be competitive, within the industry and the local markets where the Company operates, so that the Company can attract and retain qualified executive and management personnel.

     - Company performance should generally be the primary determinant for both annual bonuses and long-term equity incentives.

     - Senior executives' financial interests should be aligned with those of the other stockholders of the Company, primarily through the use of stock options or other appropriate equity-based awards.

     Section 162(m) of the Internal Revenue Code establishes a limitation on the deductibility of compensation payable in any particular tax year to the Chief Executive Officer and the four most highly compensated other executive officers. According to the regulations adopted under Section 162(m), the limitation shall not apply (for a period ending with next year's annual meeting) to a compensation plan of a company that becomes public provided the compensation plan existed prior to the time of the company's becoming a public company and provided the compensation plan was described in the company's prospectus for the initial public offering in accordance with applicable securities laws. The Company's 1993 Equity Incentive Plan, 1994 Equity Incentive Plan for Officers, Directors and Consultants and 1995 Equity Incentive Plan (the "1995 Plan") are not subject to the restrictions of Section 162(m). The Company does not foresee any payment made or authorized in fiscal 1998 of any compensation that would be non-deductible under Section 162(m).

     Base Salaries and Employee Benefit Programs. In order to retain executives and other key employees, and to be able to attract additional well-qualified executives when the need arises, the Committee believes that base salary rates and employee benefits should be comparable to those of similar companies in the Company's industry, taking into account factors such as geographic location, size and operating history. In establishing executive salaries, the Committee also considers the Southern California location of the Company's headquarters. The cost of living in Southern California is generally more expensive than in many other geographic areas of the United States.

     At the beginning of each fiscal year, the Committee establishes base salaries of executives based upon independent studies of comparable salaries in similarly sized companies in the Company's industry segment. The performance of the Company with respect to annual revenue growth and earnings as well as the individual's performance are also considered in establishing base salaries. Base salaries and employee benefits of executives, including the Named Executive Officers, were increased in 1998 based on the Committee's subjective evaluation of the Company's need to be more competitive and to fairly compensate employees for enlarged responsibilities occasioned by the Company's growth in the area of international operations.

     Performance-Based Compensation. Annual bonuses are granted by the Board of Directors, based upon recommendations of the Committee, and are intended to provide an annual incentive to executive officers by recognizing individual achievement and Company performance during the fiscal year. Incentive compensation target levels, with the relative weightings ascribed to such target levels, are set in advance at the beginning of each fiscal year by the Compensation Committee based upon:

     - the Company achieving certain revenue and earnings targets

     - specific performance goals for each plan participant

     At the end of the fiscal year, the actual performance is measured against these goals to determine the amount of an executive's bonus. In addition, the Committee also considers the incentive compensation policies instituted by companies with comparable revenues and numbers of employees, among other factors that the Committee deems significant. In 1998 the percentage of bonus compensation was approximately 4% to 8% of each executive's base salary.

     Stock Options. In order to reward performance and to provide an incentive that will align the financial interests of management with those of the stockholders, the Committee makes discretionary grants of stock options under the Company's equity incentive plans to executive officers and key employees of the Company on a periodic basis. The Committee believes that stock option grants reward executives and other key employees for long-term performance, which maximizes stockholder value, and that such grants should represent a significant portion of each executive's total compensation package. Incentive stock options to purchase a total of 142,000 shares of the Company's Common Stock were granted to the Named Executive Officers during the fiscal year ended December 31, 1998, all of which were granted under the 1995 Plan.

     Chief Executive Officer's Compensation. Mr. Healey's base salary level is subject to annual review and evaluation. During fiscal 1998, Mr. Healey's base salary was increased to $302,405, and he was awarded an annual incentive award of $25,000 and granted incentive stock options to purchase 50,000 shares of common stock. As mentioned above, the Committee considered both objective and subjective factors in determining Mr. Healey's base salary and incentive award for 1998. Some of the factors that were considered by the Committee in determining Mr. Healey's compensation were: the Company's ability to stay profitable during a year of reduced revenue, maintaining significant cash balances and low debt structure during a year of market slowdown, and successful completion of the Company's first two acquisitions. The Committee also based Mr. Healey's compensation on published surveys that track compensation levels of executives in similarly sized companies.

                                          Alan V. King
                                          Gary E. Liebl, Chairman

     Notwithstanding anything to the contrary set forth in the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings, including this Schedule 14D-9, in whole or in part, the foregoing Report, and the performance graph immediately following, shall not be incorporated by reference into any such filings.

COMPANY PERFORMANCE

     The following graph shows a comparison of cumulative total returns for the Company, the Center for Research in Securities Prices Index for The NASDAQ Stock Market (United States Companies) (the "NASDAQ Market Index"), and a weighted composite industry index ("the SIC Code Index"), for the period that commenced on August 1, 1995 (the date on which the Company's Common Stock was first registered under the Exchange Act) and ended on December 31, 1998. The Company's Industry Index is NASDAQ's SIC Code 7373 Index, and the Industry Index is weighted by the market equity capitalization of each constituent company. Cumulative total returns are calculated assuming that $100 was invested on July 31, 1995, and that all dividends were reinvested.

                   COMPARATIVE 5-YEAR CUMULATIVE TOTAL RETURN
                         AMONG SMARTFLEX SYSTEMS, INC.,
                     NASDAQ MARKET INDEX AND SIC CODE INDEX

                                                    SMARTFLEX SYSTEMS                                         NASDAQ MARKET
                                                          INC.                   SIC CODE INDEX                   INDEX
                                                    -----------------            --------------               -------------
08/01/95                                                 100.00                      100.00                      100.00
12/31/95                                                 114.52                      123.73                      102.74
12/31/96                                                 106.45                      131.32                      127.67
12/31/97                                                  61.29                      156.93                      156.17
12/31/98                                                  46.77                      341.84                      220.26

6. COMPENSATION PURSUANT TO PLANS

1995 EQUITY INCENTIVE PLAN ("1995 PLAN")

     The 1995 Plan provides for the grant of stock options, performance shares, restricted stock, stock units and other stock-based awards of the Company's common stock to employees, executive officers, directors and consultants. Incentive stock options may be granted only to employees and the exercise price per share may not be less than 100% of the fair market value ("FMV") of a share of common stock on the grant date. The exercise price per share of non-qualified stock options shall not be less than 85% of the FMV of a share of common stock on the grant date. The 1995 Plan provides for the automatic grant of a non-qualified option to purchase 10,000 shares of common stock to each non-employee director of the Company upon his or her initial election to the Board of Directors, and an additional automatic grant of a non-qualified option to purchase 3,000 shares of common stock each time such director is reelected. Automatic grants are at the FMV on the date that such director is elected or reelected.

     An aggregate of 600,000 shares of common stock was initially reserved for issuance under the 1995 Plan. The number of shares of common stock authorized under the 1995 Plan is increased automatically on January 1 of each year, from and after January 1, 1997, by an amount equal to 1% of the total number of issued and outstanding shares of common stock of the Company as of the immediately preceding December 31. The total shares reserved under the 1995 Plan after the automatic increases were 791,169 at January 1, 1999. The Company sought the approval of its stockholders to increase the number of shares of common stock reserved for issuance under the 1995 Plan; however, the stockholders voted against such increase at the Company's 1999 Annual Meeting of Stockholders in May 1999.

     The maximum number of shares of common stock initially issuable pursuant to Incentive Stock Options was 600,000. Such amount is included in the overall reservation of shares under the 1995 Plan and is not in addition thereto.

     The purpose of the 1995 Plan is to attract and retain key employees and directors, to provide financial incentives and rewards for persons eligible for awards which are directly linked to the financial performance of the Company in order to motivate such persons to achieve long-range performance goals, and to allow persons receiving awards to participate in the growth of the Company.

     The 1995 Plan is administered by the Committee which has the exclusive power to determine whether to grant (except for automatic grants to the Company's directors), and the terms and conditions of any such grant, stock options, performance shares, restricted stock, stock units and other stock-based awards to participants and to resolve all questions relating to the administration of the 1995 Plan.

     The 1995 Plan authorizes the grant of incentive stock options and nonqualified stock options. Options shall be exercisable over such period as determined by the Committee, but no incentive stock option may be exercisable after ten years from the date of grant. Options may be exercisable in installments as determined by the Committee and are evidenced by option agreements. An option may not be transferred except by will or by the laws of descent and distribution. Unvested options may not be exercised following termination of service to the Company, except under certain circumstances where such termination of service is with the consent of the Committee or due to retirement, disability or death, in which event the Committee (subject in any case to the foregoing limitation on the maximum term of incentive stock options) may take any action it deems equitable or in the best interests of the Company. The exercise price of Common Stock subject to an incentive stock option shall not be less than 100% of the fair market value of such Common Stock on the date of grant, and the exercise price of Common Stock subject to a nonqualified option shall not be less than 85% of the fair market value of such Common Stock on date of grant. The exercise price will be due upon exercise of the option and may be paid in cash, in shares of Common Stock or through a sale and remittance procedure with a Company-designated brokerage firm. Grants may also provide for reload option rights upon the exercise of options, provided that the term of any such reload option shall not extend beyond the terms of the option originally exercised.

     The 1995 Plan provides for the automatic grant of a nonqualified option to purchase 10,000 shares of Common Stock to each non-employee director of the Company upon his or her initial election to the Board of Directors, and an additional automatic grant of a nonqualified option to purchase 3,000 shares of Common Stock each time such director is reelected to the Board of Directors. Automatic grants shall be at the fair market price of the Common Stock on the date that such director is elected or reelected, as the case may be. See "Compensation of Directors."

     Performance shares entitle the participant to receive shares of Common Stock based upon the degree of achievement of pre-established performance goals over a pre-established performance cycle as determined by the Committee in its discretion. The Committee may adjust the performance goals during a performance cycle in order to avoid distortion which would otherwise result from events not related to the performance of the participants occurring after the date of grant. The Committee will have sole discretion to determine the participants eligible for performance shares, the duration of each performance cycle, and the number of shares earned on the basis of the Company's performance relative to the established performance goals. At the end of the performance period, the Committee shall determine the number of performance shares which have been earned on the basis of performance in relation to the established performance goals. A participant must be an employee at the end of the performance cycle in order to receive the performance shares; provided, however, that if the participant ceases to be an employee with the Committee's consent prior to the end of the cycle, or dies, retires or becomes disabled prior to the end of the cycle, the Committee may take any action it deems equitable or in the best interests of the Company.

     A grant of restricted stock consists of a specified number of shares of Common Stock which is contingently awarded in amounts determined by the Committee and is subject to substantial risk of forfeiture to the Company under such conditions and such periods of time as the Committee may determine. A participant who has been awarded restricted shares may vote and receive dividends on restricted shares, but may not sell, assign, transfer, pledge or otherwise encumber restricted shares during the restricted period. If a participant's employment ceases prior to the end of the restricted period for any other reason, all of the participant's restricted shares will be forfeited. Grants may be made without consideration or in consideration of a payment by the participant that is less than the fair market value on the grant date.

     Stock units consist of awards of Common Stock or units that are valued in whole or in part by reference to, or otherwise based, on the value of Common Stock. The Committee may award stock units subject to such terms, restrictions, conditions, performance criteria, vesting requirements and payment rules as the Committee shall determine.

     The 1995 Plan will terminate in June 2005, unless terminated earlier by the Board of Directors.

1993 EQUITY INCENTIVE PLAN ("1993 PLAN")

     The Company's 1993 Plan provides for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1993 Plan allows for the issuance of up to 280,000 Shares upon the exercise of options and other stock-based awards issued under the 1993 Plan. Effective upon consummation of the Company's initial public offering, the Company ceased granting options and issuing other stock-based awards under the 1993 Plan. As of July 6, 1999, options to purchase an aggregate of 144,000 Shares, net of cancellations, were granted under the 1993 Plan, 54,425 of which were then exercisable.

1994 EQUITY INCENTIVE PLAN ("1994 PLAN")

     The Company's 1994 Plan provides for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1994 Plan allows for the issuance of up to 100,000 Shares upon the exercise of options and other stock-based awards issued under the 1994 Plan. Effective upon consummation of the Company's initial public offering, the Company ceased granting options and issuing other stock-based awards under the 1994 Plan. As of July 6, 1999, options to purchase an aggregate of 57,200 Shares, net of cancellations, were granted under the 1994 Plan, none of which were then exercisable.

1998 ACQUISITION NONSTATUTORY STOCK OPTION PLAN ("ACQUISITION PLAN")

     The purpose of the Company's Acquisition Plan is to attract and retain key employees of the companies acquired by the Company and its wholly-owned subsidiaries. An aggregate of 200,000 Shares has been reserved for issuance under the Acquisition Plan. As of July 6, 1999, options to purchase an aggregate of 176,500 Shares, net of cancellations, were granted under the Acquisition Plan, all of which were then exercisable.

1995 EMPLOYEE STOCK PURCHASE PLAN ("STOCK PURCHASE PLAN")

     All domestic employees of the Company (including officers) whose customary employment is for more than five months in any calendar year and more than 20 hours per week and who have been employed by the Company for at least 90 days are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. An aggregate of 200,000 shares of the Company's Common Stock is reserved for offering under the Stock Purchase Plan and available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in the Common Stock or the capital structure of the Company.

     Under the Stock Purchase Plan, offerings are made on the first business day of May and November (each such period a "Purchase Period") during which deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. Payroll deductions may be from 1% to 15% (in whole percentage increments) of a participant's regular base pay, exclusive of overtime, bonuses, shift-premiums or commissions. Participants may not make direct cash payments to their accounts. An employee may purchase up to 1,000 shares of Common Stock under the Stock Purchase Plan during a Purchase Period. Certain additional limitations on the amount of Common Stock which may be purchased in any calendar year are imposed by the Code.

     The price per share (the "Purchase Price") at which shares of Common Stock are to be purchased pursuant to the Stock Purchase Plan for any Purchase Period is the lesser of (a) 85% of the fair market value of Common Stock on the date of the grant of the option (the commencement of the Purchase Period, or the "Grant Date") or (b) 85% of the fair market value of Common Stock on the date of exercise of the option (the last business day of a Purchase Period, or the "Purchase Date"). On the Purchase Date, amounts credited to the accounts of the participants who have neither terminated from the employ of the Company nor withdrawn from the Stock Purchase Plan for such Purchase Period are used to purchase shares of Common Stock in accordance with the elections of such participants.

     The Company makes no cash contributions to the Stock Purchase Plan, but bears the expenses of administration. The Stock Purchase Plan will be administered by the Committee, which will have authority to determine the terms and conditions under which shares are to be offered, and to resolve all questions relating to the administration of the Stock Purchase Plan.

     The Stock Purchase Plan will terminate on June 30, 2005, unless terminated earlier pursuant to the provisions of the Stock Purchase Plan.

7. OTHER COMPENSATION ARRANGEMENTS

     None of the Company's executive officers has a formal employment contract with the Company, and each one's employment may be terminated at any time at the discretion of the Board of Directors.

     In February 1999, the Company appointed James Cogan as Vice President and General Manager of the EMS Business Unit. Mr. Cogan's base salary is $165,000, plus a target bonus of 30% based on the EMS Business Unit performance. In addition, Mr. Cogan was granted a stock option to purchase 25,000 shares of the Company's Common Stock under the Acquisition Plan.

     The Compensation Committee has the authority as administrator of the Company's equity incentive plans to provide for the accelerated vesting of the shares of Common Stock subject to outstanding unvested options held by individuals under such plans, including the Company's executive officers and directors, in the event that a change-in-control of the Company occurs.

     Effective January 1, 1996, the Board of Directors adopted an Executive Involuntary Termination Policy (the "Policy"), in order to assist terminated executives while they seek other employment. Under the Policy, the President, each Vice President, and certain other executives ("executives") reporting directly to the President are eligible to receive salary continuation and certain other benefits following any involuntary termination of their employment, including a deemed termination resulting from a change-in-control transaction. Under the policy, the term "involuntary termination" excludes termination for cause (which for purposes of this policy is deemed to be gross misconduct and/or willful neglect of duties), retirement, or death. The post-termination salary and benefits continuation period is up to 24 months in the case of the President, and one month for each year of service to the Company for other covered executives, up to a maximum of 12 months in the case of Vice Presidents, and up to a maximum of six months in the case of all other covered executives. All salary continuation benefits will cease upon a terminated executive's obtaining new employment.

     Pursuant to the Merger Agreement, Parent and the Purchaser have agreed that Parent, as of the effective date of the Merger, will cause the Company to perform these agreements, arrangements and benefits in the same manner and to the same extent that the Company is required to perform such agreements, arrangements and benefits as of the date of the Merger Agreement.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1(a)     Offer to Purchase dated July 14, 1999.
  1(b)     Letter of Transmittal.
     2     Agreement and Plan of Merger dated as of July 6, 1999 by and among Parent, Purchaser and the Company.*
     3     Copy of pages 5 through 20 of the Company's Proxy Statement dated April 12, 1999.*
     4     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William L. Healey.*
     5     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William E. Bendush.*
     6     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Alan V. King.*
     7     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William A. Klein.*
     8     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Gary E. Liebl.*
     9     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Anthony R.W. Richardson.*
    10     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and John W. Hohener.*
    11     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Richard D. Bell.*
    12     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and James Cogan.*
    13     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Christopher Rollison.*
    14     Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Cheryl Moreno.*
    15     Confidentiality Agreement dated as of February 2, 1999, as amended on February 3, 1999, between Parent and the
           Company.*
    16     Opinion of SG Cowen dated July 6, 1999.
    17     Press Release issued by the Company on July 7, 1999.*
    18     Letter to Stockholders of the Company, dated July 14, 1999.

---------------
* Not included in copies mailed to stockholders.